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Writer’s Direct Contact
212.468.8163
jtanenbaum@mofo.com

February 6, 2007

Christine Davis
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	Sonic Solutions Form 10-K for Fiscal Year Ended March 31, 2006, Filed June 14, 2006 (File No. 000-23190) (the “Form 10-K’’ )

Dear Ms. Davis:

This letter is to confirm your conversation of February 1, 2007 with Michael Kalish of this office. As discussed, the audit committee (the “Audit Committee”) of the board of directors Sonic Solutions (the “Company”) has undertaken a voluntary review of the Company’s historical and current stock option grant practices and related accounting. While this review is still ongoing, as noted in the Current Report on Form 8-K filed with the Commission, the Audit Committee has determined that the Company’s annual and interim financial statements should no longer be relied upon. In addition, based on the preliminary conclusions of the review, the Audit Committee and management believe that the Company will need to restate its previously issued financial statements in order to record additional non-cash charges for stock-based compensation expense.

As discussed, the Company will need to complete its review and any required restatement of its financial statements prior to responding to the Staff’s comments (the “Comments”), contained in the January 12, 2007 letter from Mark Kronforst, Accounting Branch Chief, to Clay Leighton, Executive Vice President and Chief Financial Officer of the Company. We understand that the Staff has acknowledged that the Company will be delayed in responding to the Comments. The Company will keep the Staff updated regarding the progress of the review and timing with respect to responding the Comments.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or concerns, please do not hesitate call me at (212) 468-8163 or Michael Kalish at (212) 336-8458.

Sincerely,

/s/ James R. Tanenbaum

cc:	David Habiger A. Clay Leighton Paul Norris, Esq. Michael G. Kalish, Esq.